Exhibit 99.2

February 3, 2021

Mr. Jarret Marcoux

Vice President – Reservoir Engineering

Kimmeridge Energy

1144 15th Street, Suite 2650

Denver, CO 80202

Re:	Evaluation Summary

Kimmeridge Mineral Fund Interests

Texas and New Mexico

Proved Reserves

As of December 31, 2020

Dear Mr. Marcoux:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned royalty interests. We completed our evaluation on February 3, 2021. It is our understanding that the proved reserves estimated in this report constitute 100% of all proved reserves owned by Kimmeridge Mineral Fund. This report has been prepared for use in filings with the Securities and Exchange Commission. In our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

Composite reserve estimates and economic forecasts are summarized below:

		Proved Developed Producing	Proved Developed Non- Producing	Proved Undeveloped	Proved
Net Reserves
Oil/Condensate	- Mbbl	3,676.4	54.7	1,343.8	5,075.0
Gas	- MMcf	19,353.6	150.8	3,897.3	23,401.7
NGL	- Mbbl	2,333.2	18.2	473.2	2,824.6
Revenue
Oil/Condensate	- M$	133,379.9	1,984.8	48,754.5	184,119.2
Gas	- M$	19,643.9	153.0	3,955.7	23,752.7
NGL	- M$	25,694.0	200.1	5,211.2	31,105.4
Severance Taxes and
Ad Valorem Taxes	- M$	14,612.3	184.4	4,582.2	19,378.9
Operating Expenses	- M$	0.0	0.0	0.0	0.0
Investments	- M$	0.0	0.0	0.0	0.0
Operating Income (BFIT)	- M$	164,105.4	2,153.6	53,339.3	219,598.3
Discounted at 10.0%	- M$	90,021.8	1,269.3	32,965.7	124,256.8

In accordance with the Securities and Exchange Commission guidelines, the operating income (BFIT) has been discounted at an annual rate of 10% to determine its “present worth”. The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Evaluation Summary

As of December 31, 2020

As requested, SEC pricing was applied as follows:

Year	WTI Cushing Oil ($/bbl)	Henry Hub Gas ($/MMBtu)
2021	39.57	1.985
Thereafter	Flat	Flat
Cap	39.57	1.985

In accordance with the Securities and Exchange Commission guidelines, these prices are determined as an unweighted arithmetic average of the first-day-of-the-month price for 12 months prior to the effective date of the evaluation. The above prices were adjusted for differentials based on an analysis of check stub data from the last 12 months by Kimmeridge Energy. Deductions were applied to the net gas volumes for fuel and shrinkage. The NGL price was forecast as 27.8% of the above oil price. The adjusted volume-weighted average product prices over the life of the properties are $36.28 per barrel of oil, $1.015 per Mcf of gas, and $11.01 per barrel of NGL.

Severance taxes were scheduled based on statutory rates, and ad valorem tax rates of 3.0% and 1.0% were applied for the properties in Texas and New Mexico, respectively. As per the Securities and Exchange Commission guidelines, neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have been considered.

The proved reserve classifications conform to the criteria of the Securities and Exchange Commission as set forth in Rules 4-10 of Regulation S-X. The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. The reserves were estimated using a combination of the production performance and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Kimmeridge Energy. Ownership interests were supplied by Kimmeridge Energy and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Cawley, Gillespie & Associates, Inc. is independent with respect to Kimmeridge Mineral Fund as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (“SPE Standards”). Neither Cawley, Gillespie & Associates, Inc. nor any of its employees has any interest in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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